Northern Empire Energy Corp.
                           A Nevada Corporation
                             118 8th Ave. NW
                     Calgary, Alberta  T2M 0A4, Canada
                         Telephone:  403-456-2333

September 4, 2009

VIA EDGAR TRANSMISSION AND FIRST CLASS MAIL
-------------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Craig Wilson
            Senior Assistant Chief Accountant

Re:  Northern Empire Energy Corp.
     Form 8-K filed on August 28, 2009
     File No.:  000-52725

Dear Mr. Wilson:

On behalf of Northern Empire Energy Corp., this letter responds to your September 2, 2009 comment letter, concerning Item 4.01 on our Form 8-K filed with the Commission on August 28, 2009.

We respectfully note the Staff's comment, and we have amended Item 4.01 of Form 8-K today. Per your comment letter, our amended filing includes the statement that "On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore and Associates Chartered because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation."

Further to your comment letter concerning our re-audit requirements, we intend to have our new auditors Seale and Beers, CPAs: 1) review our interim financial statements and related notes; and 2) cause Seale and Beers, CPAs to audit all financial statements to be included in our Form 10-K filing (including those previously audited by Moore and Associates Chartered). The Company does not intend to rely on any financial statements audited by Moore and Associates Chartered in such interim reports or 10-K filings or with respect to any future financial statements filed with the Commission.

The Company acknowledges that:

1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements.

Respectfully submitted,

Northern Empire Energy Corp.

By:  /s/ Jeffrey Cocks
---------------------------------
         Jeffrey Cocks
         President,
         Chief Financial Officer, and
         Director

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